Strategas Securities, LLC

Statement of Financial Condition
As of December 31, 2020
With Report of Independent Registered Public Accounting Firm

SEC File Number: 8-68138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Ave, 8th floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D Godofsky, CFO 917-797-8090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St. (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Pursuant to SEC's "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Strategas Securities is making this filing without notarization.

DocuSigned by: Nicholas Bohnsack
877C83AF983A46F...

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

STRATEGAS SECURITIES, LLC

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Strategas Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Strategas Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
March 1, 2021

STRATEGAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash and cash equivalents	$	25,674,431
Accounts receivable		424,831
Deposit with clearing broker		2,000,000
Receivables from clearing and other broker-dealers		207,316
Prepaid expenses and other assets		429,240
Due from related parties		385,151
Notes receivable, net		799,847
Property, equipment and leasehold improvements, net of accumulated depreciation of $1,071,188		216,562
Lease right-of-use assets		578,057
Goodwill		36,308,703
Intangible assets, net of accumulated amortization of $6,714,795		25,787,405
TOTAL ASSETS	$	92,811,543

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,272,937
Deferred revenue		1,121,997
Operating lease liabilities		604,653
Income taxes payable		735,129
Deferred tax liability, net		1,756,739
TOTAL LIABILITIES		9,491,455
Member's equity		83,320,088
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	92,811,543

See accompanying notes to the statement of financial condition.

Note 1. Organization and Nature of the Business

Strategas Securities, LLC (the "Company") is a registered broker-dealer and investment advisor respectively with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Baird Financial Corporation ("Baird"), a Wisconsin company.

The Company provides macroeconomic research and consulting, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk on an agency basis which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

(a) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include a money-market account and an interest-bearing demand deposit account, as well as non-interest bearing accounts with two nationally recognized, publically-listed financial institutions. Balances in excess of the Federal Deposit Insurance Corporation (FDIC) insured limit potentially subjects the Company to concentration of credit risk. The Company has not experienced any losses in such accounts and management believes risk of loss to be minimal.

(c) Receivables

Accounts receivable

Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for

estimated uncollectible amounts through a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2020, the Company determined that its receivables were fully collectible and an allowance for credit losses was not required.

Receivables from clearing and other broker-dealers
In the normal course of business, the Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

Notes receivable
In conjunction with Baird's acquisition of Strategas Securities and Strategas Asset Management, the Company awarded certain key employees shares of Baird stock totaling approximately $2,000,000 which vest evenly over a five year period. Concurrent with the granting of the awards, the Company recorded non-interest bearing notes receivable from the key employees. Such notes are to be forgiven over the vesting period as long as each individual remains employed by the Company.

Refer to footnote 9, *Notes Receivable* for further information.

(d) Income taxes
Income taxes are accounted for under the asset and liability method. The Company is included in the consolidated income tax returns of Baird Financial Group in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various state and local jurisdictions. Federal income taxes are calculated as if the Company filed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit.

Refer to footnote 10, *Income Taxes* for further information.

(e) Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation of office equipment, furniture and fixtures and software is computed using a straight-line method over the estimated useful lives of the assets of five to seven years. Leasehold improvements are amortized over the shorter of the terms of the lease or useful life.

Refer to footnote 4, *Property, Equipment and Leasehold Improvements* for further information.

(f) Leases

The Company follows Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 842, Leases. ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its offices under various non-cancelable leases, all of which are operating leases. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. In addition to office leases, the Company enters into leases for certain office equipment on a recurring basis.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Statement of Financial Condition for all leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

Refer to footnote 7, *Leases* for further information.

(g) Goodwill and Intangible Assets

The Company recorded goodwill and intangible assets in conjunction with the 2018 acquisition by Baird.

The Company follows ASC Topic 350, Intangibles – Goodwill and Other. ASC Topic 350 states that goodwill shall not be amortized. Instead goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit when circumstances indicate there may be an impairment. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not the asset is impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform a quantitative assessment of goodwill for that reporting unit. The quantitative assessment requires a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds the fair value, the Company must recognize an impairment in an amount equal to that excess.

As of December 31, 2020, the Company performed a qualitative evaluation of its goodwill to determine whether it was more likely than not that the carrying value of the reporting unit, including goodwill, was in excess of the fair value of the reporting unit. In performing the qualitative assessment for each reporting unit, the Company considered, among other things, the year over year financial performance of the Company and its reporting units, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. Based on the outcome of the qualitative evaluation, it was determined to be not more-likely-than-not that the carrying value of any reporting unit was greater than the fair value and no impairment charges were recorded. Further, no events have occurred since the qualitative assessment that would cause the Company to update this impairment testing.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any intangible impairment during the year ended December 31, 2020.

Refer to footnote 8, *Goodwill and Intangible Assets* for further information.

(h) Newly Effective Accounting Pronouncement

The Company adopted ASC Topic 326 on January 1, 2020 using the modified retrospective method for all financial assets measured at amortized cost. The adoption of the accounting update did not have an impact on the consolidated financial statements.

In accordance with ASC Topic 326, the Company collectively evaluates its financial assets measured at amortized cost by aggregating assets into pools on the basis of similar risk characteristics. These similar risk characteristics may include financial asset type, collateral type, asset size, duration of asset term, historical credit loss patterns, reasonable and supportable forecast periods, as well as other relevant risk characteristics. A financial asset is measured individually only if it does not share similar risk characteristics with other financial assets.

Based on the risk characteristics, the following financial asset pools were created:

Notes Receivable:

The Company issued notes to certain key employees representing forgivable annual vested amounts due on awarded Baird private company stock. The notes are classified as Notes receivable on the Statement of Financial Condition and both vest and are forgiven on a straight-line basis over the five-year period of the notes receivable. The unvested shares represent collateral for the uncollected and yet-to-be-forgiven receivables. When an employee is terminated with the Company, the unamortized note balance of any outstanding notes immediately becomes due to the Company, the unvested shares being held are liquidated, and the proceeds are remitted to the Company.

Refer to footnote 9, *Notes Receivable* for further information.

Contract Assets:

Included within Receivables from clearing and other broker-dealers in the Statement of Financial Condition, the Company has receivables and contract assets that represent the right to consideration in exchange for services the Company has transferred to a client when the right is conditional on something other than the passage of time. This pool is made up of contract assets earned through the Company's revenue streams that are short-term in nature. In establishing an allowance for these receivables and contract assets, management considers their limited historical loss rate, short-term nature, and the expectation that changes to the market would not impact the ability or intent of the client to pay. At December 31, 2020, no contract assets were deemed to be uncollectible.

Leases:
The Company follows ASC Topic 842, *Leases* (ASC Topic 842). ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its headquarters and satellite office under non-cancelable leases, both of which are operating leases. The original terms of the Company's current lease agreements were ten years and seven years, seven months respectively. The Company elects the short-term lease recognition exemption for all leases that qualify. For those leases that qualify, the Company did not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Statement of Financial Condition. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items such as lease incentives and uneven rent payments.

Refer to footnote 7, *Leases* for further information

Deposit with clearing broker:
The Company's clearing deposit with BofA Securities was significantly increased in 2020 to $2,000,000 from its historical level of $250,000. This increase represented a change in the policy of the clearing broker and was not limited to the Company. The Company operates all trading with its institutional clientele on a DVP/RVP basis, operating without discretion and on an introducing, agency-basis only with no potential for receiving customer cash or certificates, there is no discernable risk of loss.

Note 3. Deferred Revenue

The Company receives certain payments from customers classified as hard and soft dollar considerations for its services provided over the passage of time, and when no further performance obligations are required to be satisfied by the Company, records amounts due as accounts receivable. When the customer performs before the Company by prepaying part or all of its charges, the Company records the liability as Deferred revenue in the Statement of Financial Condition. As of December 31, 2020, the total revenue deferred was approximately $1,122,000.

Note 4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consisted of the following at December 31, 2020:

Computer software and equipment	$ 460,493
Furniture and fixtures	398,335
Leasehold improvements	428,922
	1,287,750
Less: accumulated depreciation and amortization	(1,071,188)
Property, equipment and leasehold improvements, net	$ 216,562

Note 5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2020:

Compensation and bonuses payable	$ 4,713,310
Other operating expenses	559,627
Total	$ 5,272,937

Note 6. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period.

Note 7. Leases

The Company occupies office space and leases equipment under non-cancelable operating lease arrangements. Some of these lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease.

Future minimum lease payments are as follows:

2021	$ 456,756
2022	121,924
2023	55,758
2024	--
Total Undiscounted Lease Payments	634,438
Less Imputed Interest	(29,785)
Total Lease Liabilities	$ 604,653

Note 8. Goodwill and Intangible Assets

Goodwill and intangible assets resulted from the 2018 acquisition by Baird. The following table provides a summary of the Company's intangible assets by type:

Type	Life (Yrs)	Amount	Accum. Amort.	Net Carrying Value
Goodwill		$ 36,308,703		$ 36,308,703
Client List	20	$ 25,622,900	$ 3,843,435	$ 21,779,465
Trade Names	10	4,187,400	1,256,220	2,931,180
Non-compete Agreements	5	2,691,900	1,615,140	1,076,760
Total Intangible Assets		$ 32,502,200	$ 6,714,795	$ 25,787,405

Note 9. Notes Receivable

In conjunction with the Company's acquisition by Baird, the Company awarded shares of Baird private company stock to certain key employees totaling approximately $2,000,000. Concurrent with the granting of the awards, the Company recorded non-interest bearing notes receivable from those employees which are to be forgiven on a pro-rata annual basis for those employees who remain with the Company through the end of each respective year. The total forgiven in 2020 was $399,924 and is included in Compensation and benefits in the Statement of Income. The Notes receivable balance of $799,847 at December 31, 2020, net of amounts forgiven, is reflected on the Statement of Financial Condition.

Note 10. Income Taxes

The major deferred tax items are as follows:

Deferred Tax Assets:	
Accrued Expenses and Reserves	$ 7,935
Operating Lease Liabilities	117,861
Total Deferred Tax Assets	125,796
Deferred Tax Liabilities:	
Goodwill and Intangibles	1,738,837
Depreciation and Fixed Asset Gain/Loss	1,071
Lease Right of Use Asset	142,627
Total Deferred Tax Liabilities	1,882,535
Deferred Tax Liabilities, net	$ (1,756,739)

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

Uncertain Tax Positions:
The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2017 and the state and local tax returns for the years prior to 2016 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company believes that it is reasonably possible that a portion of the balance of the gross unrecognized tax benefits could decrease in the next twelve months due to ongoing activities with various taxing jurisdictions that the Company expects may give rise to settlements or the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Note 11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company evaluates receivables from brokers for collectability noting no amount was considered uncollectable as of December 31, 2020. No valuation is recognized for receivables from clearing broker as the Company does not have a history of losses from receivables from clearing brokers and does not anticipate losses in the future.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. At December 31, 2020, the deposit balance of $2,000,000 is reflected as "Deposit with clearing broker" in the Statement of Financial Condition.

The Company also maintains cash in accounts held at major New York City banks that, at times, exceeded federally insured limits, which was $250,000 at December 31, 2020. The Company does not expect to incur any losses with respect to those accounts.

Note 12. Related-Party Transactions

The Company is allocated certain expenses from Baird including legal, compliance and marketing costs. The Company separately records its liability for income taxes under a tax sharing agreement with Baird.

During the year ended December 31, 2020, the Company maintained an expense sharing agreement with Strategas Asset Management, LLC ("SAM"), an affiliated registered investment advisor. The agreement covers certain costs, including payroll, compliance, travel and entertainment and portfolio analysis application costs, as well as shared compensation and occupancy.

Due from related parties are non-interest bearing and due on demand as follows:

Receivable from Baird	$ 34,846
Receivable from SAM	350,305
Due from related parties	$ 385,151

Note 13. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (Net Capital Rule) under the Securities and Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital and ratio of aggregate indebtedness to net capital respectively, as defined.

At December 31, 2020, the Company had net capital of $19,034,329 which was $18,440,020 in excess of the Company's net capital requirement of $594,309. The Company's percentage of aggregate indebtedness to net capital, required not to exceed 15 to 1, was 0.47 to 1 at December 31, 2020.

Note 14. Other risks

As a result of the spread of COVID-19, economic uncertainties have arisen which have negatively impacted and are likely to continue to negatively impact our businesses, financial condition, results of operations, cash flows, strategies and prospects. The extent of the impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and impact on our clients, employees and the markets in which we operate our businesses, all of which are uncertain at this time and cannot be predicted. The extent to which COVID-19 may impact our financial condition or results of operations cannot be reasonably estimated at this time.

Note 15. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 1, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.